UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

The Gorman-Rupp Company

(Exact name of Registrant as Specified in its Charter)

Ohio	1-6747	34-0253990
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

600 South Airport Road, Mansfield, Ohio	44903
(Address of Principal Executive Offices)	(Zip Code)

Wayne L. Knabel, Chief Financial Officer, (419) 755-1397

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report

The Gorman-Rupp Company (the “Company” or “Gorman-Rupp”) has evaluated its current product lines and determined that certain products that we manufacture contain small amounts of tin, tungsten, tantalum, or gold, which are defined as “Conflict Minerals” by the United States Securities and Exchange Commission, that are necessary to the functionality or production of these products. Accordingly, Gorman-Rupp is filing this disclosure along with a Conflict Minerals Report to disclose the measures the Company has taken to determine if the Conflict Minerals contained in such products originated in the Democratic Republic of the Congo and nine adjoining countries (“Covered Countries”).

Conflict Minerals Disclosure

We undertook due diligence measures, including surveying our direct material suppliers via an industry-standard survey template for Conflict Minerals, to try to determine the sources of these minerals, which we purchase through a complex supply chain.

Currently, we have not been able to obtain sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or identify the facilities used to process these Conflict Minerals. Therefore, we cannot exclude the possibility that some of these Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources.

A copy of Gorman-Rupp’s Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013 is filed as Exhibit 1.02 hereto and is publicly available at www.gormanrupp.com under the heading “Investor Relations” then “Corporate Governance”. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02. Exhibits

The Company has filed, as Exhibit 1.02 to the Form SD, the Conflict Minerals Report required by Item 1.01 of this Form.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The Gorman-Rupp Company

By: /s/ Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

June 2, 2014

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Minerals Report